Exhibit 99.2

BRF - BRASIL FOODS S.A.

(formerly named Perdigão S.A)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

Rua Jorge Tzachel, 475

Itajaí - SC

ANNOUNCEMENT TO THE MARKET

BRF BRASIL FOODS S.A., formerly named Perdigão S.A. (Bovespa: PRGA3; NYSE: PDA), announces that on July 27, 2009, it transferred R$950.0 million (nine hundred and fifty million reais) to Sadia S.A., by means of an advance for a future increase in capital (AFAC), as part of the process of the financial restructuring of its new subsidiary, as disclosed in the Definitive Prospectus dated July 21, 2009 for a Primary Public Offering of Common Shares issued by the Company.

São Paulo, July 28, 2009.

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

BRF - Brasil Foods S.A.

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of SADIA are advised to read the information document provided in respect of the association between SADIA and BRF — BRASIL FOODS S.A. (“BRF”), considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.